KW 3/9

13014018

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 3rd Avenue, 20th Floor
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Celauro 646-216-1705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT OF FINANCIAL CONDITION

RenCap Securities, Inc.
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I, Vincent Celauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RevCap Securities, Inc., as of Dec 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Kim
Notary Public, State of NY
Qualified in Queens County
No: 01KI6138533
Commission Expires: 12/19/2013

Lisa Kim
Notary Public

Vincent Celauro
Signature

Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
RenCap Securities., Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2012 and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 13,592,928
Receivables from clearing broker	2,171,678
Fixed assets, net	2,109,327
Due from affiliates	135,723
Income taxes receivable	203,739
Deferred tax asset	740,631
Other assets	404,407
Total assets	$ 19,358,433
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 2,526,132
Accounts payable and accrued expenses	756,588
Due to affiliates	412,788
Total liabilities	3,695,508
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	11,549,999
Retained earnings	4,112,925
Total stockholder's equity	15,662,925
Total liabilities and stockholder's equity	$ 19,358,433

See the accompanying notes to the statement of financial condition.

RenCap Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the Parent are consolidated in the financial statements of the holding company, Renaissance Capital Investments Limited ("RCIL"). RCIL is primarily engaged in the Russian and Central Independent States financial markets and provides a full range of financial services to clients.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian and African equity markets. In addition, the Company offered US listed option sales and execution through May 2012. Since then, the firm has decided to cease operations in this business. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related expenses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Commission and Research Income

The Company's Commission and research income is earned according to the global transfer pricing methodology, in which global profits are split based on revenues generated from the global equity trading book and then allocated across all international affiliates. Additionally, back office expenses are reimbursed by an affiliate at cost + 10%, and research and sales expenses are reimbursed at cost + 15%.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740-10, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

2. Significant Accounting Policies (continued)

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital. The company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At December 31, 2012, the company had net capital of $11,989,802 which was $11,739,802 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, JP Morgan Chase. In the normal course of business the Company will have commissions receivable, which normally will be paid the first week following month end. At December 31, 2012 the total amount due from JP Morgan Chase was approximately $2.2 million, $1.0 million consists of a clearing deposit and approximately $1.2 million consists of commissions receivable.

5. Fixed Assets

Fixed assets at December 31, 2012 consist of the following:

Equipment	$ 965,201
Leasehold improvements	3,843,380
Computer software	114,950
Furniture and fixtures	474,679
	5,398,210
Less accumulated depreciation and amortization	3,288,883
	$ 2,109,327

6. Income Taxes

At December 31, 2012, the Company recorded a gross deferred tax asset of $1,246,200, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. The Company recorded a gross deferred tax liability of $505,569, which primarily results from a change in the accounting method (for income tax purposes only) related to its accrued bonus compensation. At December 31, 2012, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax assets will be fully realized.

The Company analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2012 and determined that there was no requirement to accrue any liabilities, pursuant to ASC 740-10. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2012.

The Company is currently under federal audit for the tax year ended December 31, 2010 and is still subject to examination for the tax year ended December 31, 2011. The Company is also subject to examination in NYS and NYC for the 2009, 2010 and 2011 tax years.

7. Related Party Transactions

Included in Due to affiliates on the statement of financial condition is approximately $361,960 related to the global transfer pricing methodology.

Amounts Due from affiliates generally arise from costs paid by the Company on behalf of its affiliates. At December 31, 2012, this amounted to $135,723.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under a non cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2012 are as follows:

	Minimum Rental Payments
Year ending:	
2013	$ 645,750
2014	645,750
2015	645,750
2016	645,750
Thereafter	376,688
	$ 2,959,688

The operating lease expires in August 2017 and is subject to escalations.

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2012, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2012 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts. Trades during 2012 were executed on an agency basis.

The Company maintains its cash balances with one major financial institution.

9. Fair Value Measurement

The Company values all investments in accordance with ASC 820 *"Fair Value Measurements and Disclosures"* ("ASC 820") (previously, Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"*). ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no assets or liabilities measured at fair value under ASC 820 as of December 31, 2012.

Fair Value Option

ASC 825, "*Financial Instruments*" provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been not been elected for any financial assets or liabilities.

10. Incentive Compensation Plans

Certain employees of the Company participate in various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred cash which is subject to certain vesting provisions. These awards are expensed over the vesting period.

11. Subsequent Events

On December 21, 2012 Renaissance Capital Holdings Limited ("RCHL"), parent Company of RCIL, entered into a share purchase agreement with Onexim Holdings Limited ("Onexim") whereby Onexim would purchase all shares of RCHL and its subsidiaries. All regulatory approvals have not been received as of the date of this report; hence the transaction is not final. The anticipated closing is within the first quarter 2013.

Ernst & Young LLP

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